

Mail Stop 4628

September 29, 2017

Yevgeniy V. Nikulin
Managing Counsel – Mergers & Acquisitions
BP Midstream Partners LP
501 Westlake Park Boulevard
Houston, TX 77079

>   **Re: BP Midstream Partners LP**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed September 25, 2017**
>   **File No. 333-220407**

Dear Mr. Nikulin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibits

1.   We note that you have filed the Form of Mardi Gras Transportation System Company LLC Agreement as Exhibit 10.7 to your amended registration statement. Section 9.1(a) of that agreement provides that each of the non-managing members "may in its sole discretion transfer all or any part of its Company Interests without approval from any other Member." By contrast, page 177 of your most recently revised prospectus states, "Under the Mardi Gras LLC Agreement, no member will be able to transfer all or any part of its interests in Mardi Gras to any person without first obtaining the written approval of each of the other Members, subject to certain exceptions." Please resolve this apparent inconsistency.

2.   We further note that you have filed a throughput and deficiency agreement relating to the Diamondback pipeline as Exhibit 10.10 to your amended registration statement. The disclosure at page 151 of your most recently revised prospectus states that you are a party to two throughput and deficiency agreements for Diamondback. Please file the second throughput and deficiency agreement for Diamondback as an exhibit to your registration statement, or advise us as to why you have filed only one such agreement.

Closing Comments

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources